China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone Longgang District,
Huludo Liaoning Province China

August 30, 2012

Mr. Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:	China Hefeng Rescue Equipment, Inc. (fka Bridgeway Acquisition Corp).
Form 8-K (the “8-K”)
Amended August 1, 2012
File No. 000-54224

Dear Mr. Mancuso:

On August 17, 2012, China Hefeng Rescue Equipment, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated August 17, 2012 (the “Letter”).  The Company hereby requests an extension of the due date of the Company’s response to the Letter to September 14, 2012.

An extension is necessary due to need of the Company to coordinate with its advisors, legal counsels, financial staff and auditors, all in multiple countries and jurisdictions, whose input is necessary for an adequate response to the Letter.

Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of The Crone Law Group, at (415) 955-8900.

Sincerely,

By:	/s/Zhengyuan Yan
Zhengyuan Yan
Chief Executive Officer

cc: Ryan Nail
The Crone Law Group